EXHIBIT 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Blue Moon Metals Inc. (the “Company”) on Form 40-F for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Christian Kargl-Simard, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 23, 2026

/s/ Christian Kargl-Simard
Name:	Christian Kargl-Simard
Title:	Chief Executive Officer
(Principal Executive Officer)